UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024

Commission File Number: 001-41568

Erayak Power Solution Group Inc.

No. 528, 4th Avenue

Binhai Industrial Park

Wenzhou, Zhejiang Province

People’s Republic of China 325025

+86-577-86829999

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Special Shareholders Meeting

On November 8, 10:00 a.m. Beijing Time (November 7, 9:00 p.m. Eastern Time), Erayak Power Solution Group Inc (the “Company”) held its 2024 annual meeting of stockholders (the “General Meeting”) at No. 528, 4th Avenue, Binhai Industrial Park, Wenzhou, Zhejiang Province, People’s Republic of China 325025. Holders of 24,066,722 Class A ordinary shares and 1,000,000 Class B ordinary shares of the Company were present in person or by proxy at the General Meeting, representing approximately 93.76% of the combined voting power of Class A and Class B ordinary shares as of the record date of October 7, 2024, and therefore constituting a quorum of at least one-third of the ordinary shares outstanding and entitled to vote at the General Meeting as of the record date. All matters voted on at the General Meeting were approved. The final voting results for each matter submitted to a vote of shareholders at the meeting are as follows:

	For	Against	Abstain
Proposal 1: By an ordinary resolution, to re-appoint the following five directors to serve on the Company’s board of directors until the next annual general meeting of shareholders:
Lingyi Kong	44,066,722	8,597	70
Wang-Ngai Mak	44,066,722	8,597	70
Jizhou Hou	44,066,722	8,597	70
Jing Chen	44,066,722	8,597	70
Tsang Sheung	44,066,722	8,597	70
Proposal 2: By an ordinary resolution, to approve the appointment of Fortune CPA as the Company’s independent registered public accounting firm for the fiscal year ending in December 31, 2024.	44,067,721	7,598	70
Proposal 3: By an ordinary resolution, to approve a reverse stock split of the Company’s ordinary shares, at a ratio of not less than 1-for-5 and not more than 1-for-20, with the final ratio to be determined by the Board of Directors in its sole discretion at any time after approval by the shareholders (the “Reverse Stock Split”), and authorize the Board of Directors to implement such reverse stock split at its discretion at any time prior to the one-year anniversary of the Annual General Meeting, in order to regain compliance with Nasdaq Listing Rule 5550(a)(2), which requires listed securities to maintain a minimum bid price of US$1.00 per share.	44,060,917	14,462	10
Proposal 4: By a special resolution, to amend the Company’s Articles of Association by the deletion of the existing Article 35.1 in its entirety and the insertion of the following language a new Article 35.1:

35.1 Record Date Determination. For the purpose of determining Members entitled to attend meetings, receive payment of any Distribution or capitalisation or for any other purpose, the Directors may provide that the Register of Members shall be closed for transfers for a stated period which shall not in any case exceed forty days. In lieu of, or apart from, closing the Register of Members, the Directors may fix in advance or arrears a date as the record date for any such determination of Members.	44,066,222	8,657	510
Proposal 5: By a special resolution, to amend and restate the Company’s Memorandum of Association to reflect the Reverse Stock Split, once implemented.	44,060,917	9,482	4,990
Proposal 6: By an ordinary resolution, to adjourn the Annual General Meeting for any purpose, including to solicit additional proxies if there are insufficient votes at the time of the Annual General Meeting to approve the proposals described above.	44,067,567	7,702	120

EXHIBIT INDEX

Exhibit No.	Description
99.1	The Second Amended and Restated Memorandum and Articles of Association, dated November 8, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Erayak Power Solution Group Inc

Date: November 12, 2024	By:	/s/ Lingyi Kong
	Name:	Lingyi Kong
	Title:	Chief Executive Officer

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